Filed pursuant to Rule 424(b)(7)
SEC File No. 333-142149

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated April 16, 2007)

Common Shares of Beneficial Interest

Issuable upon Exchange of
First Potomac Realty Investment Limited Partnership
4% Exchangeable Senior Notes due 2011

This prospectus supplement no. 2 supplements and amends the prospectus dated April 16, 2007, as previously supplemented on June 1, 2007, relating to the resale from time to time by certain selling shareholders of our common shares of beneficial interest that may be issued upon the exchange or redemption of First Potomac Realty Investment Limited Partnership 4% Exchangeable Senior Notes due 2011.

You should read this prospectus supplement no. 2 in conjunction with the prospectus. This prospectus supplement no. 2 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 2 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 2 supersedes information contained in the prospectus.

Selling shareholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the common shares which we may issue upon the exchange or redemption of the notes.

The following table sets forth information known to us, as of September 6, 2007, with respect to the selling shareholders and the number of common shares that would become beneficially owned by each shareholder should we issue our common shares to such selling shareholder that may be offered pursuant to this prospectus upon the exchange or redemption of the notes. The information is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, or some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or Securities Act.

The number of common shares issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the maximum exchange rate of 27.6855 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of common shares issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them upon the exchange or redemption of the notes.

Based upon information provided by the selling shareholders, none of the selling shareholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years, with the exception of Wachovia Capital Markets, LLC, which acted as an initial purchaser in the original issuance of the notes on December 11, 2006 and which is also a lender under our credit facilities and has performed investment banking, commercial banking and advisory services for us and our affiliates in the ordinary course of business.

To the extent any of the selling shareholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities Exchange Commission, “underwriters” within the meaning of the Securities Act.

	Number of		Number of			Number of	Percentage of
	Common Shares		Common Shares			Common Shares	Common Shares
	Beneficially Owned		Beneficially	Number of		Beneficially	Beneficially
	Prior to the		Owned Prior	Common Shares		Owned After	Owned After
Name of Selling Shareholder	Offering		to Offering(1)	Offered(2)		the Offering(2)	the Offering(1)(2)

Linden Capital LP(3)	138,427		*	138,427		—	*
T. Rowe Price Small-Cap Value Fund, Inc.(4)	500,484	(5)	2.05%	221,484	(6)	279,000	1.14%
Wachovia Capital Markets LLC(7)	141,196		*	141,196	(8)	—	*

*	Less than 1%

(1)	Based on a total of 24,250,566 common shares outstanding as of August 9, 2007. In calculating this amount for each selling shareholder, we treated as outstanding the number of common shares in exchange for or on redemption of all that selling shareholder’s notes, but we did not assume conversion of any other selling shareholder’s notes.

(2)	Assumes the selling shareholder sells all common shares offered by the selling shareholders pursuant to this prospectus.

(3)	The selling shareholder is controlled by Sui Min Wong.

(4)	T. Rowe Price Investment Services, Inc., or TRPIS, a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment to T. Rowe Price Small-Cap Value Fund, Inc. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the T. Rowe Price Small-Cap Value Fund, Inc., as well as other funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities.

(5)	Includes 279,000 common shares held as of July 27, 2007.

(6)	Includes 138,427 common shares previously registered under prospectus supplement no. 1.

(7)	Wachovia Capital Markets, LLC is a registered broker-dealer and, along with Wachovia Securities International Ltd., is a subsidiary of Wachovia Corp.

(8)	Includes 85,825 common shares previously registered under prospectus supplement no. 1.

You should consider the risks that we have described in “Risk Factors” beginning on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement no. 1 are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 2 is September 7, 2007.